

January 13, 2010

Mr. Ben Marchive
President
Energy XXI Gulf Coast, Inc.
1021 Main Street, Suite 2626
Houston, TX 77002

       Re: **Energy XXI Gulf Coast, Inc.**
              Registration Statement on Form S-4
              File No. 333-163968
              Filed December 23, 2009

Dear Mr. Marchive:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you may choose to pay 2% of the interest payable on the notes by either increasing the outstanding principal amount of the notes or by issuing additional notes. However, it does not appear that any such additional notes or such additional principal amount of notes are covered by your registration statement. Please advise. If you intend to have such items covered by your registration statement, please revise your filing to clarify that they are covered by your registration statement, and provide a good faith estimate of such items. In the alternative, provide an explanation of how you plan to comply with Section 5 of the Securities Act in connection with such additional notes and such additional principal amount of notes.

Where You Can Find More Information, page 84

2.   Please revise this section to clarify that the filings incorporated by reference are filings made by Energy XXI (Bermuda) Limited.

Exhibit 5.1

3.   It appears that the indenture, notes, and guarantees will be governed by and construed under New York law. Therefore, please obtain and file a revised or new opinion of counsel that opines as to whether the notes and guarantees will constitute legally binding obligations under New York law.

Exhibit 5.2

4.   We note counsel's statements in the final paragraphs of the opinion that appear to limit reliance on the opinion by investors. Please obtain and file a revised legal opinion that does not contain such limitations on reliance. In addition, please ensure that the revised opinion is executed.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile

        T. Mark Kelly
        (713) 615-5531